SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission File No. 1-31690

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

TransCanada 401(k) and Savings Plan
TransCanada USA Services Inc., 700 Louisiana Street, Suite 700
Houston, Texas 77002-2700

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

TC Energy Corporation
450 – 1 Street S.W., Calgary, Alberta, T2P 5H1, Canada

TRANSCANADA 401(k) AND SAVINGS PLAN
All other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm
To the Plan Administrator, Investment Oversight Committee, and Plan participants of TransCanada 401(k) and Savings Plan:
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the TransCanada 401(k) and Savings Plan (the Plan) as of December 31, 2024 and 2023, and the related statement of changes in net assets available for benefits for the year ended December 31, 2024, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2024 and 2023 and the changes in net assets available for benefits for the year ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Information
The supplemental Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year) as of December 31, 2024, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ Caron & Bletzer, PLLC
We have served as the Plan’s auditor since 2016
Kingston, NH
June 18, 2025
TransCanada 401(k) and Savings Plan 1

Statements of net assets available for benefits

December 31 (thousands of U.S. dollars)	2024	2023

Assets
Investments at fair value (Note 3)	1,107,054	980,076
Notes receivable from participants	15,289	15,134
Employer contribution receivable	1,511	1,278
Other receivables (Note 4)	—	10
	1,123,854	996,498
Liabilities
Accrued management fees	1	91
Other liabilities (Note 4)	7	—
	8	91
Net Assets Available for Benefits	1,123,846	996,407

The accompanying notes to the financial statements are an integral part of these statements.

TransCanada 401(k) and Savings Plan 2

Statement of changes in net assets available for benefits

Year ended December 31 (thousands of U.S. dollars)	2024

Additions
Contributions
Employee contributions	42,131
Employer contributions	41,192
Employee rollovers	4,791
88,114
Investment Income
Net appreciation (depreciation) in fair value of investments	152,785
Interest and dividend income	10,811
163,596
Interest on notes receivable from participants	1,186
Other revenue	634
Total Additions	253,530
Deductions
Benefits paid to participants	94,724
Administrative expenses	210
Total Deductions	94,934
Increase (Decrease) in Net Assets Available for Benefits before Plan Transfers	158,596
Transfer to South Bow USA Services Inc. 401(k) and Savings Plan (Note 1)	(31,157)
Increase (Decrease) in Net Assets Available for Benefits	127,439
Net Assets Available for Benefits
Beginning of Year	996,407
End of Year	1,123,846

The accompanying notes to the financial statements are an integral part of these statements.

TransCanada 401(k) and Savings Plan 3

Notes to financial statements
Year ended December 31, 2024 and 2023
1. Description of plan
The TransCanada 401(k) and Savings Plan (the Plan) is a defined contribution plan that provides retirement benefits for employees of TransCanada USA Services Inc. (TCUSA or the Company) or its subsidiaries not covered by a collective bargaining agreement, unless participation is required by the agreement. The Plan excludes employees hired under the Company’s student program, until they reach age 21 and have completed at least 1,000 hours of service, special project employees, non-resident persons with no income from a United States source and non-resident persons who have been non-residents for a period of 183 days or more, unless the employee remains on the Company's payroll. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
The Board of Directors of TCUSA (the Board) has appointed the TransCanada USA Investment Committee and TransCanada USA Benefits Committee as the plan administrators and fiduciaries of the Plan. The Board has also appointed Fidelity Management Trust Company (Fidelity or the Trustee) as custodian and trustee of the Plan’s assets. Fidelity Investments Institutional Operations Company serves as the record keeper for the Plan.
On October 1, 2024, the indirect parent company of TCUSA, TC Energy Corporation (TC Energy), completed the spinoff of its Liquids Pipelines business into the new public company, South Bow Corporation (South Bow) (the Spinoff Transaction). As part of the Spinoff Transaction, shareholders of TC Energy common stock in the Plan received one new TC Energy common share and 0.2 of a South Bow common share in exchange for each TC Energy common share held.
As part of the Spinoff Transaction, certain participants of the Plan who were previously employed by TCUSA became employees of South Bow. The net assets available for benefits under the Plan in respect of these employees were transferred to the South Bow USA Services Inc. 401(k) and Savings Plan effective October 1, 2024.
Employee and Employer Contributions
Participants are automatically enrolled at a pre-tax contribution rate of 5 percent, which increases by 1 percent each January until reaching 10 percent. Participants may contact the Trustee to opt out of the automatic annual increase.
Each year participants may elect to defer up to 60 percent of their eligible compensation into the Plan on a pre-tax basis, Roth after-tax basis or a combination of both, subject to certain limitations under the Internal Revenue Code of 1986, as amended (the Code). Participants may also elect to contribute up to 25 percent of their compensation as an after-tax contribution, subject to certain limitations under the Code. Participants aged 50 or older who are making deferral contributions may also make catch-up contributions of up to $7,500. Effective January 1, 2025, participants aged 60 - 63 making deferral contributions may also make additional catch-up contributions of up to $3,750 for a total of $11,250. Subject to the deferral limit, eligible employees may contribute from 1 percent to 100 percent of any bonuses designated by the Company. The Company will match 100 percent of each participant’s contributions up to a maximum of the first five percent of the participant’s eligible compensation for the Plan year.
The Company will also make annual enhanced profit sharing contributions in an amount equal to seven percent of a participant’s base salary, if the participant has elected, or is deemed to have elected, not to accrue credited service under the TransCanada USA Services Inc. Retirement Plan. Collectively bargained employees may be eligible for a different match and/or enhanced profit sharing contribution as defined in their collective bargaining agreement. In 2024, the Company made enhanced contributions of $19,626,671. Participants may also contribute amounts transferred to the Plan from another qualified plan at the participant’s request (rollover).

TransCanada 401(k) and Savings Plan 4

Participant Accounts
Each participant’s account is credited with the participant’s and Company’s contributions and an allocation of Plan earnings. Earnings are allocated from a particular fund based on the ratio of a participant’s account invested in the fund to all participants’ investments in that fund.
Participants are responsible for investment decisions relating to the investment of assets in their account. In the event investment instructions are not received from the participant, contributions are allocated to the Plan's qualified default option, the Vanguard Target Retirement funds, based upon the participant's expected retirement date.
Investment in TC Energy Corporation
Investment options available to participants include a TC Energy stock fund (the TC Energy Stock Fund). TC Energy is the indirect parent company to TCUSA. Effective July 1, 2023, participants may elect to invest up to 20 percent (the first half of 2023 – 10 percent) of contributions in the TC Energy Stock Fund. Participants may also elect to exchange up to 20 percent (the first half of 2023 – 10 percent) of their existing account balance into the TC Energy Stock Fund, subject to a 20 percent (the first half of 2023 – 10 percent) maximum account value. Additionally, no more than 20 percent (the first half of 2023 – 10 percent) of any rollover contribution can be invested in the TC Energy Stock Fund.
As part of the Spinoff Transaction, shareholders of TC Energy common stock in the Plan received one new TC Energy common share and 0.2 of a South Bow common stock in exchange for each TC Energy common share held. South Bow common stock as a result of the Spinoff Transaction can be held as an investment; however, any net new additional South Bow common stock are not available as an investment option under the Plan.
Vesting
Participants are immediately vested in their contributions, including rollovers, employer contributions and any earnings thereon.
Notes Receivable from Participants
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 reduced by the highest outstanding note balance in their account during the prior 12 month period or 50 percent of their vested account balance. Participants may only have two loans outstanding at any given time and may not refinance an existing loan or obtain an additional loan for the purpose of paying off an existing loan. Note terms range up to five years for general notes or up to 15 years for the purchase of a primary residence. The notes are secured by the balance in the participant’s account and bear interest at a reasonable interest rate, as determined by the Plan Administrator, based on prevailing market interest rates at the time. Interest rates remain fixed throughout the duration of the term. Interest rates on notes outstanding at December 31, 2024 and 2023 ranged from 3.25 percent to 9.5 percent. Principal and interest are paid through payroll deductions.
A note receivable from a participant shall be considered in default if any scheduled repayment remains unpaid as of the last business day of the calendar quarter following the calendar quarter in which the note is initially considered past due. In the event of a default or termination of employment, the entire outstanding note and accrued interest is considered to be a deemed distribution to the participant.
Payment of Benefits
Participants are eligible to request a distribution of their vested amounts upon retirement, death, disability, severance of employment with the Company or, in very limited circumstances, in the event of financial hardship. Participants may withdraw rollover contributions at any time. Distributions are made in the form of a lump-sum payment, installment payments or a rollover to another qualified account.
A participant’s normal retirement age is 65; however, participants may elect to withdraw all or a portion of their contributions after the age of 59½, subject to certain conditions.
TransCanada 401(k) and Savings Plan 5

In certain circumstances, participants may elect to withdraw all or a portion of their vested matching and profit sharing contributions that have been in their account for at least 24 months or after they have at least 60 months of participation in the Plan.
Forfeitures
As participants are immediately 100 percent vested in their account balance, there are no forfeitures.
Administrative Expenses
The Plan Administrator is responsible for filing all required reports on behalf of the Plan. The Company provides or pays for certain accounting, legal and management services on behalf of the Plan. The Company has not charged the Plan for these expenses or services. Loans and other transaction-specific fees are charged to the accounts of participants electing such transaction. Certain investment-related expenses, including management fees, are deducted from the funds in which the Plan invests, including those sponsored by an affiliate of Fidelity. These expenses are presented as a reduction of investment income.
Plan Termination
Although it has not expressed any intent to do so, with approval from the Board, TCUSA has the right under the Plan to discontinue contributions at any time and to terminate the Plan, subject to the provisions of ERISA.

TransCanada 401(k) and Savings Plan 6

2. Summary of accounting policies
Basis of Accounting
The financial statements of the Plan are presented on an accrual basis of accounting in accordance with U.S. generally accepted accounting principles (GAAP). Amounts are stated in U.S. dollars unless otherwise indicated.
Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.
Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date.
Net appreciation (depreciation) in fair value of investments consists of: (1) the unrealized gains or losses on investments held during the year and (2) the realized gains or losses recognized on the sale of investments during the year. Realized gains and losses from security transactions are reported on the average cost basis.
Purchases and sales of securities are recorded on a trade-date basis.
Notes Receivable from Participants
Notes receivable from participants includes the unpaid principal balance plus any accrued interest. Defaulted notes receivable from participants are recorded as a distribution based upon the terms of the plan document.
Contributions
Contributions from Plan participants and the matching contributions from the employer are recorded in the year in which the employee contributions are withheld from compensation.
Other Revenue
Certain mutual fund companies share their management fees with the Trustee. The agreement between the Trustee and the Plan includes a revenue sharing arrangement whereby the Trustee shares this revenue with the Plan. These deposits are included in the other revenue amount in the Statement of changes in net assets available for benefits. The funds can be allocated to participants. Income from revenue sharing during 2024 was $144,488, none of which was used to pay plan expenses. At December 31, 2024 and 2023, there were no amounts available for allocation to participants. During 2024, $145,448 was allocated to participants from the revenue sharing account.
Other revenue also includes proceeds of $489,934 from a class action lawsuit commenced by former shareholders of Columbia Pipeline Group Inc. (CPG) related to the acquisition of CPG by TC Energy in 2016.
Payment of Benefits
Benefits are recorded when paid.
3. Investments
Participants direct the investment of their account balances into a broad range of investment securities offered by the Plan. Refer to Note 1, Description of plan, for additional information. Investment securities are exposed to various risks, such as counterparty credit risk, liquidity risk and market risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in value of these investments, it is reasonably possible that
TransCanada 401(k) and Savings Plan 7

changes in the values of investment securities may occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the financial statements.
The Plan offers alternatives that may mitigate participant risks, including the opportunity to diversify investments across multiple participant-directed fund elections including active and passively managed funds covering multiple asset classes. Additionally, the investments within each participant-directed fund election are further diversified into various financial instruments, with the exception of the TC Energy Stock Fund, which invests in securities of a single issuer.
The Plan’s exposure to credit loss in the event of nonperformance of investments is limited to the carrying value of such instruments. The Plan’s concentrations of credit risk, interest rate risk and market risk are dictated by the Plan’s provisions as well as those of ERISA and the participants’ investment preference.
Fair Value Hierarchy
The Plan’s financial assets and liabilities recorded at fair value have been categorized into three levels based on a fair value hierarchy. In Level I, the fair value of assets and liabilities is determined by reference to quoted prices in active markets for identical assets and liabilities. In Level II, determination of the fair value of assets and liabilities includes valuations using inputs, other than quoted prices, for which all significant inputs are observable, directly or indirectly. This category includes fair value determined using valuation techniques, such as option pricing models and extrapolation using observable inputs. In Level III, determination of the fair value of assets and liabilities is based on inputs that are not readily observable and are significant to the overall fair value measurement. There were no Level II or Level III investments or transfers between levels in 2024 or 2023.
Interest bearing cash: Stated at cost which approximates fair value.
Common stock and exchange-traded funds: Valued at the closing price reported on the New York Stock Exchange.
Mutual funds: Valued at the daily closing price reported by the fund. Mutual funds held by the Plan are open end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value and transact at that price. The mutual funds held by the Plan are deemed to be actively traded.
Participant directed brokerage account: Consists of mutual funds, exchange-traded funds and interest bearing cash.
Common collective trusts: Common collective trusts hold underlying investments that have prices which are derived from quoted prices in active markets. The fair value of the Plan's interest in these funds is based on the funds' daily net asset value (NAV), which is considered to be the best approximation of fair value. The funds’ underlying assets are principally short-term money market funds, marketable equities and fixed income securities. Units held in common collective trusts are valued at the unit value as reported by the investment managers as of December 31, 2024 and 2023. Participants are allowed to redeem units of common collective trusts held by the Plan on a daily basis; however, the Plan is subject to a twelve-month redemption notice period for the Mellon Stable Value Fund. There are no unfunded commitments.
The method described above for common collective trusts may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan’s valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.
The following tables set forth, by level within the fair value hierarchy, the Plan’s investment assets at fair value as of December 31, 2024 and 2023. As required, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement:
TransCanada 401(k) and Savings Plan 8

	Fair Value Measurements at December 31, 2024
(thousands of U.S. dollars)	Total	Level I	Level II	Level III	Other[1]

Interest bearing cash	8	8	—	—	—
Mutual funds[2]	172,371	172,371	—	—	—
Participant directed brokerage account	2,418	2,418	—	—	—
Common collective trusts[2]	920,741	—	—	—	920,741
TC Energy common stock	10,494	10,494	—	—	—
South Bow common stock	1,022	1,022	—	—	—
Total	1,107,054	186,313	—	—	920,741
1     Fair value is measured using net asset value as a practical expedient, and is therefore excluded from the fair value hierarchy.
2    In 2024, the Fidelity® 500 Index Fund, Fidelity® Extended Market Index Fund, and Vanguard Total International Stock Index Fund were replaced with other common collective trusts.

	Fair Value Measurements at December 31, 2023
(thousands of U.S. dollars)	Total	Level I	Level I	Level III	Other[1]

Interest bearing cash	107	107	—	—	—
Mutual funds[2]	323,012	323,012	—	—	—
Participant directed brokerage account	1,072	1,072	—	—	—
Common collective trusts[2]	623,009	—	—	—	623,009
Common stock	23,375	23,375	—	—	—
TC Energy common stock	9,501	9,501	—	—	—
Total	980,076	357,067	—	—	623,009
1     Fair value is measured using net asset value as a practical expedient, and is therefore excluded from the fair value hierarchy.
2    In 2023, the Vanguard Target Retirement mutual funds and Allspring Special Mid-Cap Value Fund were replaced with common collective trusts.

4. Other receivables and other liabilities
Other receivables and liabilities consist of non-monetary balances from an investment account that was separately managed by Baron Capital specifically for the Plan until being discontinued in August 2024. Other receivables and liabilities as of December 31, 2024 and 2023 relate to outstanding amounts to Baron Capital.

TransCanada 401(k) and Savings Plan 9

5. Income taxes
The pre-approved plan document sponsor obtained an advisory opinion on June 30, 2020 in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. Although the Plan was amended after receiving the opinion letter, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. The Plan is exempt from federal income taxes. Accordingly, no provision for federal income taxes has been made in the accompanying financial statements.
The Plan Administrator has analyzed any income tax assets and liabilities of the Plan and has concluded that as of December 31, 2024 and 2023, there are no uncertain income tax positions taken or expected to be taken that would require recognition of a liability or asset, or disclosure in the financial statements. The Plan is subject to audits by taxing jurisdictions. However, there are currently no audits in progress for any tax periods.
6. Party-in-interest and related party transactions
Parties-in-interest are defined under Department of Labor Regulations as any fiduciary of the Plan, any party rendering service to the Plan, the Company, and certain others. Transactions resulting in Plan assets being transferred to or used by a related party are prohibited under ERISA unless a specific exemption is applied. Transactions involving the investments described below are permitted party-in-interest transactions.
Fidelity is a party-in-interest as defined by ERISA given its position as record keeper and custodian of the Plan's assets. The Plan holds units of mutual funds and common collective trusts that are managed by an affiliate of Fidelity.
TC Energy is a party-in-interest as the indirect parent of the Plan Sponsor. At December 31, 2024, Plan investments included $10,485,420 (2023 – $9,493,185) of TC Energy common stock and $8,438 (2023 – $7,469) in a stock purchase account.
7. Subsequent events
The Plan has evaluated subsequent events through June 18, 2025, the date these financial statements were available to be issued.
TransCanada 401(k) and Savings Plan 10

 TRANSCANADA 401(k) AND SAVINGS PLAN
 EIN #: 98-0460263
PLAN #: 001
SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2024

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment	(d) Cost of Investment**	(e) Current Value

	Interest Bearing Cash	Cash		$8,373

	Vanguard Federal Money Market Fund	Mutual Fund		46,574,765
	JPMorgan Equity Income Fund Class R6	Mutual Fund		38,239,354
	MFS International Diversification Fund R3	Mutual Fund		27,010,850
	Janus Henderson Enterprise Fund Class T	Mutual Fund		21,028,554
*	Fidelity® U.S. Bond Index Fund	Mutual Fund		18,445,761
	Baird Core Plus Bond Fund	Mutual Fund		15,736,691
*	Fidelity® Inflation-Protected Bond Index Fund	Mutual Fund		5,335,170
	Total mutual funds			$172,371,145

*	Fidelity® Growth Company Commingled Pool	Common Collective Trust		188,336,987
*	Fidelity® Spartan 500 Index Pool	Common Collective Trust		146,338,745
	Vanguard Target Retirement 2040	Common Collective Trust		76,787,741
	Vanguard Target Retirement 2050	Common Collective Trust		76,040,000
	Vanguard Target Retirement 2030	Common Collective Trust		64,685,632
	Vanguard Target Retirement 2045	Common Collective Trust		64,649,762
	Vanguard Target Retirement 2035	Common Collective Trust		60,512,956
*	Fidelity® Spartan Extended Market Index Pool	Common Collective Trust		52,953,228
	Vanguard Target Retirement 2055	Common Collective Trust		52,034,289
	Vanguard Target Retirement 2025	Common Collective Trust		42,532,283
	Vanguard Target Retirement 2060	Common Collective Trust		20,923,967
	Allspring Special Mid-Cap Value	Common Collective Trust		17,051,329
	Vanguard Target Retirement 2020	Common Collective Trust		15,804,656
	Vanguard Institutional Target Retirement Income Fund	Common Collective Trust		13,895,154
*	Fidelity® Spartan Total International Index Pool	Common Collective Trust		13,476,241
	Mellon Stable Value	Common Collective Trust		11,300,028
	Vanguard Target Retirement 2065	Common Collective Trust		2,826,764
	Vanguard Target Retirement 2070	Common Collective Trust		590,972
	Total common collective trusts			$920,740,734

*	TC Energy Corporation	Common Stock		10,485,420
*	TC Energy Stock Fund	Stock Purchase Account		8,438
	Total TC Energy common stock			$10,493,858

*	Fidelity® BrokerageLink	Participant Directed Brokerage Account		2,417,767

	South Bow Corporation	Common Stock		1,021,522
	South Bow Stock Fund	Stock Purchase Account		1,121
	Total South Bow common stock			$1,022,643

TransCanada 401(k) and Savings Plan 11

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment	(d) Cost of Investment**	(e) Current Value

	Total investments on the Statement of net assets available for benefits			$1,107,054,520

*	Participant Loans	Interest rates ranging from 3.25% to 9.50% maturing through 2039		15,288,621
	Total Assets Held			$1,122,343,141
 * Represents a party-in-interest (Note 6).
** Cost omitted for participant-directed investments.
See accompanying Report of Independent Registered Public Accounting Firm.
TransCanada 401(k) and Savings Plan 12

EXHIBIT INDEX

23.1	Consent of Independent Registered Public Accounting Firm.

TransCanada 401(k) and Savings Plan 13

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 18, 2025

TransCanada 401(k) and Savings Plan
By:	/s/ Craig Rutkunas
Craig Rutkunas Chair TransCanada USA Investment Committee

TransCanada 401(k) and Savings Plan 14